EXHIBIT 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction

Heat Biologics, Inc	Delaware

Heat Biologics I, Inc	Delaware

Heat Biologics III, Inc.	Delaware

Heat Biologics IV, Inc.	Delaware

Heat Biologics GmbH.	Germany

Heat Biologics Australia Pty LTD	Australia

Zolovax, Inc.	Delaware

Pelican Therapeutics, Inc.	Delaware

Skunkworx Bio, Inc.	Delaware

Scorpius BioManufacturing, Inc.	Delaware

Abacus Biotech, Inc.	Delaware

Blackhawk Bio, Inc.	Delaware

Elusys Therapeutics, Inc.	Delaware